THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 24, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: H. Christopher Owings, Assistant Director

Re:	EFT BioTech Holdings, Inc.
Amendment No. 8 to Form 10-12G
File No.: 1-34222

Dear Mr. Owings,

On behalf of our client, EFT BioTech Holdings, Inc., regarding the above-captioned matter, we hereby request an extension until Friday, January 22, 2010 to file Amendment No. 8 to the Company’s Form 10.

At your earliest convenience, kindly contact me directly at (732) 530-9007 or my colleague, Philip Magri at (732) 610-2435, with your decision regarding our request.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Virginia K. Sourlis